# SEC Schedule 13G/A (Amendment No. 19) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GRAYBAR ELECTRIC CO INC, CIK 0000205402
CUSIP: 000000000
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 34 N MERAMEC AVE, ST LOUIS, Missouri (MO), 63105
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001596029

## Reporting persons
- BENDER DAVID A: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 28,182,560; sole dispositive power 43,066; shared dispositive power 0; aggregate amount beneficially owned 28,182,560 (83.6% of the class)
- Richard H. Harvey: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 28,182,560; sole dispositive power 26,355; shared dispositive power 0; aggregate amount beneficially owned 28,182,560 (83.6% of the class)
- William P. Mansfield: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 28,182,560; sole dispositive power 48,141; shared dispositive power 0; aggregate amount beneficially owned 28,182,560 (83.6% of the class)
- Kathleen M. Mazzarella: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 28,182,560; sole dispositive power 144,175; shared dispositive power 0; aggregate amount beneficially owned 28,182,560 (83.6% of the class)

## Item 1. Issuer
Name of issuer: GRAYBAR ELECTRIC CO INC
Address of issuer's principal executive offices: 34 N MERAMEC AVE, ST LOUIS, MISSOURI, 63105.

## Item 2. Person Filing
Name of person filing:
Pursuant to the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, this Schedule 13G is being filed on behalf of the following persons as Voting Trustees on the date of filing (the "Voting Trustees") under the Voting Trust established by a Voting Trust Agreement dated as of March 3, 2017 (together with any successor voting trust, the "Voting Trust"):

(i) David A. Bender

(ii) Richard H. Harvey

(iii) William P. Mansfield

(iv) Kathleen M. Mazzarella

Attached hereto as Exhibit A is the agreement in writing of each of the above that this Schedule 13G is filed on behalf of each of them.
Address of principal business office or, if none, residence:
(i) The principal business office of Ms. Mazzarella and Messrs. Bender, Harvey, and Mansfield is:

c/o Graybar Electric Company, Inc.
34 North Meramec Avenue
St. Louis, Missouri 63105
Citizenship: All persons named in response to Item 2(a) are citizens of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
At December 31, 2025, 26,887,188 shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Graybar Electric Company, Inc. ("Graybar") had been deposited in the Voting Trust and were held by the Voting Trustees named below. 1,295,372 shares have been acquired or will be acquired by means of the installment method under the 2025 Stock Offering and were or will be deposited into the Voting Trust. As indicated in paragraph (c) below, each of the persons named in response to Item 2(a) has shared beneficial ownership (power to vote or direct the voting) of all of the shares held or deemed to be held in the Voting Trust.

The following table shows the ownership (sole power to dispose or direct the disposition) of Voting Trust Interests representing shares of Common Stock owned at December 31, 2025 by the Voting Trustees at December 31, 2025, as well as named in response to Item 2(a) (including shares, the ownership of which each reporting person is entitled to acquire within 60 days of such date):

David A. Bender 43,066 shares
Richard H. Harvey 26,355 shares
William P. Mansfield 48,141 shares
Kathleen M. Mazzarella 144,175 shares
Percent of class: The shares of Common Stock described in response to Item 4(a) amounted to approximately 83.6% of the outstanding shares of Common Stock on December 31, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 28,182,560
Sole power to dispose or to direct the disposition:
David A. Bender 43,066 shares
Richard H. Harvey 26,355 shares
William P. Mansfield 48,141 shares
Kathleen M. Mazzarella 144,175 shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All dividends payable with respect to shares of Common Stock deposited in the Voting Trust (or the Voting Trust Interests issued with respect thereto) are payable to the Voting Trustees as the owners of record of such shares. The Voting Trustees are authorized to retain, subject to the terms of the Voting Trust Agreement, any shares of Common Stock received as a stock dividend, and to deliver to each holder of Voting Trust Interests representing shares of Common Stock on which such stock dividend shall have been paid additional Voting Trust Interests for the number of shares received as a dividend with respect to such Common Stock. The Voting Trustees pay or cause to be paid to the holders of Voting Trust Interests an amount equal to any cash dividends and any distribution paid other than in cash or Common Stock. The Voting Trustees have no power to direct the sale or to receive the proceeds of a sale of the Common Stock deposited in the Voting Trust, such power being in the holders of the Voting Trust Interests issued in respect of such shares of Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- BENDER DAVID A: /S/ DAVID A. BENDER, Voting Trustee (02/12/2026)
- Richard H. Harvey: /S/ RICHARD H. HARVEY, Voting Trustee (02/12/2026)
- William P. Mansfield: /S/ WILLIAM P. MANSFIELD, Voting Trustee (02/12/2026)
- Kathleen M. Mazzarella: /S/ KATHLEEN M. MAZZARELLA, Voting Trustee (02/12/2026)